UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: August 12, 2015	By:	Signed:	/s/ Scott Cedergren
		Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: August 12, 2015	By:	Signed:	/s/ Scott Cedergren
		Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

Release: August 11, 2015

Canadian Pacific ready to provide best-in-class service for upcoming crop-year

Calgary, AB – Canadian Pacific is well positioned to provide best-in-class service to western Canadian grain shippers during the 2015-2016 crop-year.

CP’s service offering to grain customers is driven by efficiency and creating velocity in the rail portion of the complex grain supply chain. CP’s Dedicated Train Program (DTP), which was introduced last-crop year, provides customers with greater clarity and control of car supply to manage their supply chain. CP anticipates adding more trains to the program this crop year as it responds to greater demand to move grain and grain products from western Canada.

In the 2014-2015 crop year, CP moved a record 276,154 carloads (27,849,434 MT) of Canadian grain and grain products from western Canadian origins, up from the previous record crop year of 2013-2014.

“CP is moving record amounts of grain from western Canada and approximately 70 percent of our grain operation is served by the DTP. The customer feedback has been overwhelmingly positive,” said John Brooks, CP’s Vice-President Sales and Marketing, Bulk. “The DTP is based on the fact that the unit train shippers know their business the best – allowing them to determine origin, destination and to manage the velocity of their supply chain.”

CP continues to invest in its network to improve efficiency, create velocity and provide the best service possible to customers. In 2015, CP will spend 21 percent of its revenue on capital expenditures, more than any other Class 1 railroad. Canadian rail rates remain among the lowest in the world, having risen just 6 percent since 2000 even as commodity prices have soared by 166 percent.

For less than unit train customers, CP’s Open Distribution is segmented to better fulfill the shipping needs to these end-markets. Customers who do not qualify for the DTP, or choose not to sign up for the program, can order cars in the Open Distribution program. Open Distribution allows shippers to input orders for four weeks, and as orders are filled, new orders can be placed.

“We continue to offer valuable and efficient service to our less than unit train customers via Open Distribution,” said Brooks. “This service is informed by on-going and collaborative discussions with shippers and coordination through the Canadian Grain Commission for producer car loaders. We are constantly working to recognize and meet the differing needs of all the customers we serve.”

These collaborative programs give flexible options to our customers both large and small.

“CP’s Dedicated Train Program has created efficiencies for Viterra while allowing greater flexibility of train placement to ensure the right grain is moving to export position,” said Kyle Jeworski, Viterra’s Chief Executive Officer. “The program is a positive step forward in the movement of Canadian grains, and we look forward to continuing to work with CP to support our overall focus on driving supply chain excellence for our farmers and destination customers.”

CP has stressed and will continue to stress that the complex Canadian grain supply chain must operate on a 24/7 basis to support balanced pipelines, reduce congestion and drive velocity.

Note on forward-looking information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes. To the extent that CP has provided guidance using non-GAAP financial measures, the Company may not be able to provide a reconciliation to a GAAP measure, due to unknown variables and uncertainty related to future results.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

CP Media Line

855-242-3674

Investment Community

Nadeem Velani

Tel: 403-319-6170

Email: investor@cpr.ca